

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2015

<u>Via Email</u>
Mr. Daniel Terrell, Chief Financial Officer
Lumber Liquidators Holdings, Inc.
3000 John Deere Road
Toano, Virginia 23168

> **Re: Lumber Liquidators Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-33767**

Dear Mr. Terrell:

We have reviewed your April 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2015 letter.

<u>Item 1. Business, page 2</u>
<u>Our Direct Sourcing Model, page 3</u>

1.   Based on your response to prior comment one, please revise your disclosure that "…[y]our own quality control and assurance teams are on-site at certain mills, coordinating inspection and assurance procedures" to include the following additional information:

- Clarify the fact that you use both your own quality control and assurance teams as well as third-party resources;

- Disclose the fact that you or third-party resources perform on-site inspections rather than indicating that your own quality control and assurance teams are on-site;

- Clarify what regions you maintain quality control and assurance teams and indicate whether they are your own teams or third-party resources; and

- Clarify the nature of the inspection and assurance procedures performed by these teams. This disclosure should provide, by region, insight into the average number of times a mill is visited and the length of time spent during each visit.

Net Sales and Gross Profit and Gross Margin, pages 33 and 34

2.   We have read your response to prior comment four. Please confirm that, in a manner similar to what you intend to disclose for gross margins, you revise your disclosures to quantify the impact of individual factors driving changes in average sales.

Notes to Consolidated Financial Statements

General

3.   We note your response to prior comment eight. We note that you intend to present aggregated sales information for your solid and engineered hardwood as well as for your bamboo, cork and vinyl plank products. Given the differences you have identified regarding these products in your business section, including their production, installation and warranties, it appears that further disaggregation of these products is warranted.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Livingston Haskell, General Counsel